UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 4
                                SCHEDULE 13E-3/A


                                 (RULE 13e-100)

                     RULE 13E-3 TRANSACTION STATEMENT UNDER
              SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                               COLOR IMAGING, INC.
                                [Name of Issuer]

                               Color Imaging, Inc.

                                  Sueling Wang
                                  Jui-Chi Wang
                                  Jui-Hung Wang
                                  Jui-Kung Wang

                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  [196245 10 4]
                      (CUSIP Number of Class of Securities)

                              MORRIS E. VAN ASPEREN
                             CHIEF FINANCIAL OFFICER
                               COLOR IMAGING, INC.
                    4350 PEACHTREE INDUSTRIAL BLVD, SUITE 100
                               NORCROSS, GA 30071
                        TELEPHONE NUMBER: (770) 840-1090
           (Name, Address, and Telephone Numbers of Person Authorized
                    to Receive Notices and Communications on
                    Behalf of the Persons Filing Statement)

                                  WITH COPY TO:

                               ROBERT F. DOW, ESQ.
                            ARNALL GOLDEN GREGORY LLP
                        171 17TH STREET, N.W., SUITE 2100
                             ATLANTA, GEORGIA 30363

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an Proxy Statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or Proxy Statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE*

TRANSACTION VALUATION                                    AMOUNT OF FILING FEE
      $300,000                                                  $35.31


* Estimated solely for purposes of calculating the filing fee. For purposes of calculation of this fee only, this transaction valuation is based on the estimated number of shares that would otherwise be converted into fractional shares as a result of the Reverse Stock Split multiplied by $1.10.

** This calculation is based upon one fiftieth of one percent multiplied by transaction valuation shown above. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $35.31                        Filing Party: Issuer
    Form or Registration No.: 13E-3                      Date Filed: May 5, 2005

                                  INTRODUCTION


     This Amendment No. 4 to Rule 13e-3 Transaction Statement (this "Amendment No. 4") amends the Rule 13e-3 Transaction Statement (as previously amended and as further amended by this Amendment No. 4, the "Statement") filed by Color Imaging (referred to herein as "Color Imaging" or "Company" or "subject company" or "filing person") with the Securities and Exchange Commission (the "Commission") on May 5, 2005, as previously amended by Amendment No. 1 filed on June 24, 2005, Amendment No. 2 filed on July 22, 2005, Amendment No. 3 filed on August 15, 2005. Concurrently with the filing of Amendment No. 4, Color Imaging filed its Definitive Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with the Annual Meeting of the shareholders of Color Imaging, which was held on September 19, 2005. The information contained in the Proxy Statement is incorporated herein by reference. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Statement to report the results of the Reverse Stock Split, as defined in the Proxy Statement.

     Of the 12,697,805 shares of Color Imaging Common Stock issued and outstanding as of the Record Date, there were 10,667,303 represented at the Annual Meeting in person or by proxy (representing approximately 84.01% of the total outstanding shares of Common Stock). At the Annual Meeting, the proposal relating to the Reverse Stock split was approved. The stockholders also approved all three potential ratios which were presented in the Proxy Statement. The Board of Directors subsequently met and selected the 1-for-2500 ratio.

     The 1-for-2500 reverse stock split became effective as of the opening of business on September 22, 2005. The Company will be filing a Form 15 with the Securities and Exchange Commission to cease reporting as a public company when it has less than 300 shareholders as a result of this transaction.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         COLOR IMAGING, INC.



Date:  September 19, 2005                /S/ MORRIS E. VAN ASPEREN
                                         ---------------------------------------
                                         Morris E. Van Asperen
                                         Chief Financial Officer




Date:  September 19, 2005                /s/ Sueling Wang
                                         ---------------------------------------
                                         Sueling Wang



Date:  September 19, 2005                /s/ Jui-Chi Wang
                                         ---------------------------------------
                                         Jui-Chi Wang



Date:  September 19, 2005                /s/ Sueling Wang as attorney-in-fact
                                             for Jui-Hung Wang
                                         ---------------------------------------
                                         Jui-Hung Wang



Date:  September 19, 2005                /s/ Jui-Kung Wang
                                         ---------------------------------------
                                         Jui-Kung Wang